EXHIBIT 99.1

NewsRelease

TransCanada Disappointed and Frustrated with Keystone Delay

CALGARY, Alberta – April 21, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today released the following statement from Russ Girling, TransCanada’s President and Chief Executive Officer, related to another process delay announced by the U.S. Department of State (DOS) April 18, 2014 with respect to the permitting process for Keystone XL.

DOS said on April 18 that it will seek the input of eight federal agencies in the course of assessing the National Interest Determination.  DOS had previously asked for their views by early May.  State has now notified agencies that it is extending the period and providing more time for the submission of their views on the proposed project.  A core reason for that, in the words of DOS, is the potential impact of the Nebraska Supreme Court case which could ultimately affect the pipeline route.

Statement from Russ Girling:

“We are extremely disappointed and frustrated with yet another delay.  American men and women will miss out on another construction season where they could have worked to build Keystone XL and provided for their families.  We feel for them.

We are also disappointed the United States will continue to rely on regimes that are fundamentally opposed to American values for the eight to nine million barrels of oil that is imported every day.  A stable, secure supply of oil from Canada and from the U.S. makes better sense and I am sure a majority of Americans agree.

Another delay is inexplicable.  The first leg of our Keystone pipeline began shipping oil to refineries outside of St. Louis in 2010.  It is about the same length of pipe as Keystone XL, carries the same oil and also crosses the 49th parallel.  It took just 21 months to study and approve.  After more than 2,000 days, five exhaustive environmental reviews and over 17,000 pages of scientific data Keystone XL continues to languish.  Our Keystone pipeline has safely delivered more than 600 million barrels of crude oil to U.S. refineries, replacing foreign off-shore oil.

The Nebraska routing situation is being managed appropriately.  A notice of appeal was filed by Nebraska’s Attorney General in February on the same day as the district court judge’s decision regarding LB1161.  This action ‘stays’ the lower court decision, meaning LB1161 is still valid and the Keystone XL re-route in Nebraska that was evaluated by the Nebraska Department of Environmental Quality and approved by the Governor remains in effect.

Our view remains that the current 90-day National Interest Determination process that is now underway should not be impacted by the Nebraska lower court ruling since the approved re-route remains valid during appeal.

North American oil production is up dramatically and will continue to rise.  That means without Keystone more oil will be shipped by rail and by barge.  As the State Department concluded in its recent Final Supplemental Environmental Impact Statement not approving Keystone XL will lead to higher GHG’s (greenhouse gas emissions) through other oil transportation options and greater public risk.  Not building Keystone XL is a lose, lose, lose scenario any way you look at it.

Keystone XL improves American energy security, minimizes the environmental and safety impacts of moving that oil to U.S. refineries, helps contribute to jobs and American businesses and continues to have the support of a strong majority of Americans and Congress.  It is truly in the national interest of America and a majority of Americans in poll after poll after poll continue to agree and just want this pipeline built.

It is unfortunate that interest groups and paid activists are blocking energy security, saying no to jobs,  and creating a situation that actually leads to higher GHG's and greater public risk.  Canadian oil will make its way to market with or without Keystone XL.  It is in everyone’s best interests that this project move forward.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522